

Mail Stop 3561

July 29, 2009

Mr. Kirk Thompson
President and Chief Executive Officer
J.B. Hunt Transport Services, Inc.
615 J.B. Hunt Corporate Drive
Lowell, AR 72745-0130

Re: **J.B. Hunt Transport Services, Inc.**
Form 10-K for the fiscal year ended December 31, 2008
Filed February 27, 2009
Definitive Proxy Statement on Schedule 14A
Filed March 20, 2009
File No. 000-11757

Dear Mr. Thompson:

     We have received your response to our letter dated June 9, 2009 and have the following additional comment.

Schedule 14A

Compensation Discussion and Analysis, page 19

2008 Compensation, page 22

Annual Bonus Award, page 24

1. We note your response to our prior comment 2. Please clarify how management will "communicate and adjust the progress payments" in the event that quarterly progress payments exceed the final annual bonus payout. For example, tell us whether, if adjustments are made, this will be disclosed in the Compensation Discussion and Analysis and what role, if any, the Compensation Committee will play in determining whether adjustments should be made.

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If you have any questions regarding these comments, you may contact J. Nolan McWilliams at (202) 551-3217. If you need further assistance, you may contact me at (202) 551-3314.

Regards,

Daniel H. Morris
Attorney-Advisor